Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

November 30, 2016

Via EDGAR Transmission

Jeffrey A. Foor
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Partners Group Private Income Opportunities, LLC (the “Fund” or the “Registrant”) File Nos. 333-213376; 811-23188

Dear Mr. Foor:

We received your comments on the Fund’s registration statement on Form N-2 under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”). We have reviewed your comments and have the following response.

General Comment

1.
The front cover of the filing indicates that it was filed under the 1940 Act only. However, the registration statement appears to have been filed under the Securities Act as well as the 1940 Act and the filing received a file number under the Securities Act. Please clarify your intentions for the staff and revise the filing accordingly. Our comments reflect filing under the Securities Act.

RESPONSE: The Registrant intends to register under both the Securities Act and 1940 Act.  The filing has been revised accordingly.

2.	Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

RESPONSE:  FINRA is currently reviewing the distribution terms and arrangements.

CoverPage

3.
In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus. See Item 1.g. of Form N-2.

RESPONSE:  Registrant confirms that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.

4.
Footnote 1 to the pricing table indicates that investors purchasing shares will not be charged a sales load. Please revise this statement or remove from Footnote 2 the reference to the assessment of “any applicable sales load.”

RESPONSE:  Registrant now intends to offer two classes of shares, one of which will be charged a sales load.  The registration statement has been revised to reflect this change.

5.
The front cover page of the prospectus states, “Additional classes of Shares may be offered by the Fund.” Please be aware that the Fund cannot offer multiple classes of shares unless it receives exemptive relief.

RESPONSE:  The Fund intends to rely on the exemptive relief afforded to Partners Group Private Equity (Master Fund), LLC et. al., Investment Company Act Rel. Nos. 31046 (May 14, 2014) (Notice) and 31075 (June 10, 2014) (Order).

6.	Please convert to bullet points the front cover risk disclosure that follows the statement, “Shares are speculative and illiquid securities involving substantial risk of loss.”

RESPONSE:  Comment has been incorporated.

7.
Disclose, if true, that either a material amount or substantially all, as the case may be, of the Fund’s debt investments will generally be considered below investment grade, which are also known as “junk securities” or if unrated, the equivalent thereof.

RESPONSE:  Comment has been incorporated.

Summary

8.
On page 2 (and later on page 17), the filing states that the adviser will actively manage cash and liquid assets “to reduce the risk associated with the Fund’s investment strategy.” Please clarify in the prospectus what risk this active cash management will address and how it will lessen the identified risk.

RESPONSE:  Registrant has removed the cited language and replaced it with language better reflecting the risk management aspects of investment strategy.

9.
On page 3, under the caption Fees and Expenses, please clarify the meaning of the term “gross asset value” to explain that the investment management fee, administration fee and incentive fee are assessed against the total value of all assets of the Fund. Please specifically indicate that this includes assets attributable to borrowing.

RESPONSE:  The investment management fee will be calculated based on net asset value, and the incentive fee will be calculated based on net investment income.  It is anticipated that the administration fee will be calculated based on gross asset value, and comment has been incorporated with respect to the administration fee.

10.	On page 3, the prospectus states, “Offering costs cannot be deducted by the Fund or the Shareholders.” Please further clarify this sentence (e.g., for tax purposes).

RESPONSE:  Comment has been incorporated.

11.
On page 4, please complete the disclosure here and elsewhere in the filing regarding the Incentive Fee paid to the adviser. In addition, please explain supplementally how this performance fee will satisfy the requirements of Rule 205-3 under the Investment Advisers Act of 1940. Please note, we may have further comments.

RESPONSE:  The disclosure has been completed.  Because the Incentive Fee will be calculated based on net investment income rather than a share of capital gains upon or capital appreciation of the Fund, Section 205(a)(1) of the Investment Advisers Act of 1940 and Rule 205-3 thereunder would not apply.

12.
On page 4, in describing Eligible Investors the disclosure indicates that each investor in the Fund will satisfy the “accredited investor” standard. Please confirm this standard will apply to non-U.S. persons included within the definition of Eligible Investors.

RESPONSE:  Registrant confirms that each investor, including non-U.S. persons included within the definition of Eligible Investors, will need to satisfy the “accredited investor” standard.

13.	Please inform the staff whether the Fund intends to issue debt or preferred stock in the first year of operations.

RESPONSE:  The Fund does not intend to issue debt or preferred stock in the first year of operation.

Summary of Fund Expenses

14.	Please provide a completed fee table in advance of the Fund seeking to go effective. We may have additional comments.

RESPONSE:  Registrant will provide a completed fee table in advance of the Fund seeking to go effective.

15.	Please confirm the Administration Fee will be reflected in the revised fee table.

RESPONSE:  The Administration Fee will be reflected in the revised fee table as a component of “Other Expenses.”

16.
Please include in the Fund’s fee table a line item for “Acquired Fund” fees and expenses (“AFFE”) if it is anticipated that such amount will exceed 1 basis point. We note that the disclosure states the Fund may invest in money market funds. In addition, if AFFE is also excluded from the waiver cap, please disclose.

RESPONSE:  It is not anticipated that AFFE will exceed 1 basis point.  Comment with respect to the exclusion of AFFE from the waiver cap has been incorporated.

17.	In footnote 5, please clarify the meaning of “certain transaction related expenses” in the discussion of the fee waiver.

RESPONSE:  Comment has been incorporated.

18.
Please clarify the disclosure in footnote 5 to state that the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the Fund’s net expense ratio in place at the time such amounts were waived; and (2) the Fund’s current net expense ratio (before recoupment).

RESPONSE:  Comment has been incorporated.

19.
The table assumes the Fund issues shares in an amount equal to a certain dollar figure. Please provide the staff this figure and explain why you believe this is a reasonable estimate of sales in the first year.

RESPONSE:  Registrant will provide estimated total annual expenses (including estimates of sales in the first year) in a future amendment to the filing.

Use of Proceeds

20.
On page 9, the disclosure refers to the potential reduction to proceeds from the sale of shares for “placement fees.” The Expense Example, incomplete in the filing, also references a 3.50% placement fee. Please revise the fee table and other disclosure to reflect the placement fee or remove the references to the imposition of such a charge.

RESPONSE:  Registrant now intends to offer two classes of shares, one of which will be charged a sales load.  The registration statement has been revised to reflect this change.

Investment Objective and Strategies

21.
On page 10, the prospectus states, “The portfolio construction will consist of lead investments, club investments and select syndicated investments.” Please further clarify the meaning of lead and club investments.

RESPONSE:  Comment has been incorporated.

22.
On page 10, the disclosure refers to a four-part investment strategy that includes that the adviser will seek to manage risks through ongoing monitoring of the portfolio. Please revise the disclosure here, or earlier in the filing that largely defined risk management as active cash management, to better reflect the risk management aspects of investment strategy.

RESPONSE:  Comment has been incorporated.  See response to item 8.

23.
On page 11, disclosure includes references to potential industry and geographic focus. Please disclose in the prospectus (e.g., under the heading Concentration of Investments on page 24) any expected industries or geographic areas in which the Fund’s investments will be concentrated. In addition, we note that the Fund has a fundamental policy not to concentrate but page 24 states there are no limits as to the amount the Fund may invest in an industry. Please clarify the disclosure.

RESPONSE:  Comment has been incorporated.

24.
On page 11, please disclose whether the Fund’s investments in foreign companies may include investments in companies in emerging markets. If so, please address any risks specific to emerging markets investing.

RESPONSE:  Comment has been incorporated.  Please see revised “Economic, Political and Legal Risks” section for disclosures related to risks associated with investments in emerging markets.

Private Credit Market Overview

25.
On page 11, under the caption Private Credit Asset Class, please include the disclosure, currently on page 26, stating, “The loans in which the Fund will invest will likely be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.” Please also include similar disclosure in the Summary.

RESPONSE:  Comment has been incorporated.

26.	On page 11, please disclose, if true, that the Fund may hold debt of any maturity.

RESPONSE:  Comment has been incorporated.

27.
On page 12, please further explain unitranche debt in plain English. For example, if true, please disclose unitranche debt is a type of debt that combines senior and subordinated debt into one debt instrument and is often used to facilitate a leveraged buyout. Also, please consider stating higher yields instead of stronger yields.

RESPONSE:  Comment has been incorporated.

28.
On page 12, under the caption Structurally Subordinated Instruments (Including HoldCo Notes and Preferred Equity), please include disclosure regarding Preferred Equity in addition to the description of unsecured notes at the holding company level.

RESPONSE:  Comment has been incorporated.

29.
Page 13 describes interest structured as payment in-kind (or “PIK”). Please clarify the disclosure to reflect that PIK is included in determining performance for purposes of calculating the incentive fee. In addition, as applicable, please confirm that Fund’s disclosure reflects the following regarding PIK instruments:

•	Investors will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash;

•
Interest rates payable on PIK loans are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans;

•	PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral;

•
An election to defer PIK interest payments by adding them to the principal of such instruments increases the Fund’s gross assets, which increases future management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases the Advisor’s future income incentive fees at a compounding rate;

•
Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash‑pay securities;

•	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•	Original issue discount creates the risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized; and

•
The required recognition of original issue discount, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non‑cash component of the Fund’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

RESPONSE:  Comment has been incorporated with slight modification.

Hedging Techniques

30.
On page 17, the disclosure references the Fund’s investments in derivatives. In your response letter, please confirm that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the risks of such derivatives, and the manner in which they are expected to be employed by the Fund. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

RESPONSE:  Registrants confirms that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the risks of such derivatives, and the manner in which they are to be employed by the Fund.

Investment Selection

31.
The prospectus, on page 16, states, “In the final step of the investment process, the Adviser seeks to invest the Fund’s capital allocated to each segment in the highest quality investments available at the relevant time.” (Emphasis added.) Please clarify, if true, such highest quality investments may be junk securities or the equivalent.

RESPONSE:  Comment has been incorporated.

Closed End Fund; Liquidity Limited to Periodic Repurchases of Shares

32.
On page 18, the prospectus states, “Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value (after all applicable fees), or, in certain circumstances, at a discount....” Please disclose, and explain to the staff, under what circumstances offers would be made at a discount and provide more detail as to the mechanics of such a Discount Repurchase Offer. We may have additional comments.

RESPONSE:  Registrant respectfully declines to amend the prospectus.  A Discount Repurchase Offer will be made by the Board, in its sole discretion. The Board will consider numerous factors in determining whether to make a Discount Repurchase Offer, including, but not limited to, extraordinary market and economic conditions and all or some of the same factors considered in determining whether to repurchase Shares and the amount thereof under normal market conditions.  Shareholders will be informed in a timely manner, should the Board decide to make use of the Discount Repurchase Offer.

Follow-on Investments

33.	On page 28, the prospectus states, “After the Fund’s initial investment in a Portfolio Company, the Fund may be called upon from time to time to provide additional funds to such Portfolio Company....” Page 2 also states the Fund may make commitments. Please provide to the staff a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. In addition, please provide a general explanation as to why it believes it can cover its commitments. We may have additional comments.

RESPONSE:  Registrant reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. As discussed in the “Investment Policies” section of the prospectus, the Adviser intends to use multiple techniques to reduce the risk associated with the Fund's investment strategy, including the risk that it will not be able to meet its unfunded commitments. As a part of this effort, the Adviser utilizes quantitative and qualitative factors, including historical private equity and private credit data, actual portfolio observations, and qualitative forecasts by the Adviser’s and its affiliates’ investment professionals in order to forecast portfolio cash flows and anticipate future obligations in respect of unfunded commitments.

Fund Expenses

34.
On page 36, the Fund discloses that the adviser and its affiliates may be entitled to certain fees in connection with Fund investments and, “Any such fees earned in respect of the Fund investments shall be for the benefit of the Fund.” Please clarify if these fees are paid to the adviser or to the Fund. If any of these fees are paid to the adviser, please explain to the staff why this activity is appropriate. We may have additional comments.

RESPONSE:  Registrant confirms that any such fees earned in respect of the Fund investments shall be either (i) paid directly to the Fund or (ii) paid to the Adviser, or an affiliate thereof, to then be promptly remitted to the Fund. Fees earned in respect of Fund investments may be paid directly to the Adviser (or an affiliate thereof) for reasons of administrative efficiency or otherwise.

Mandatory Redemption by the Fund

35.
The disclosure, on page 43, includes several circumstances when the Fund may repurchase involuntarily some or all of an investor’s interest in the Fund. Please delete the list, and revise the disclosure to state that the Fund may repurchase shares involuntarily from a shareholder at net asset value in accordance with the Fund’s LLC Agreement and Section 23 of the 1940 Act and Rule 23c-2 thereunder.

RESPONSE:  Comment has been incorporated.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2697 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,
/s/ Jay Fitton
Jay Fitton